Exhibit 19.1

HYATT HOTELS CORPORATION INSIDER TRADING COMPLIANCE POLICY

I.PURPOSE

Hyatt Hotels Corporation (together with its subsidiaries, the “Company”) seeks to promote a culture that encourages ethical conduct and a commitment to compliance with the law. Federal laws and regulations prohibit trading in the securities of a company while in possession of material non-public information and prohibit anyone who is aware of material non-public information from providing this information to others who may trade on the basis of such information. The Company requires compliance with federal laws and regulations governing insider trading and this Insider Trading Compliance Policy (this “Policy”) sets forth procedures designed to promote compliance with these laws and regulations.
Questions regarding this Policy should be directed to the Company’s General Counsel (the “General Counsel”) or Corporate Governance and Securities Counsel.
II.    PERSONS SUBJECT TO THE POLICY
This Policy applies to all members of the Company’s Board of Directors (collectively, the “Directors”), the Company’s officers, employees, and colleagues, including, without limitation, general managers and other persons who work in any hotel or resort property operated or managed by the Company. The General Counsel (or the General Counsel’s designee) may determine that this Policy applies to additional persons with access to material non-public information, such as contractors or consultants. Officers, Directors, employees, and colleagues, together with any other person designated as being subject to this Policy by the General Counsel (or the General Counsel’s designee) are referred to collectively as “Hyatt Insiders.”
This Policy also applies to members of a Hyatt Insider’s family (including spouses, minor children, or any other family members living in the same household) and any entities controlled by individuals subject to this Policy, including any corporations, limited liability companies, partnerships or trusts. Transactions by these individuals or entities should be treated for the purposes of this Policy and applicable securities laws as if they were for such Hyatt Insider’s own account.
The policies and prohibitions contained in this Policy will continue to apply to a Hyatt Insider after the termination of employment or service with the Company for so long as such individual is in possession of material, non-public information; provided, however, that the pre-clearance requirements set forth in Section III. C. shall cease to apply upon such termination.
III.    POLICY STATEMENT / BLACKOUT PERIODS / PRE-CLEARANCE REQUIREMENTS
A.General Prohibition
Unless otherwise permitted by this Policy, no Hyatt Insider shall:
•purchase, sell, gift or otherwise transfer any security of the Company while in possession of material non-public information about the Company;

•purchase, sell, gift or otherwise transfer any security of any other company, including the Company’s business partners, third-party property owners, developers, customers, vendors, suppliers or other business partners, competitors or peer companies, or companies in which the Company has an investment position, when in possession of material, non-public information regarding such other company obtained in connection with an individual’s employment by, or service to, the Company;
•directly or indirectly communicate material non-public information to anyone outside the Company unless in accordance with the Company’s policies regarding confidential information; or
•directly or indirectly communicate material non-public information to anyone within the Company except on a need-to-know basis.

Please refer to Section VIII for certain limited exceptions to this Policy.

B.Blackout Periods
The Company enforces trading restrictions referred to as “Blackout Periods” at quarterly intervals and at such other times at the Company’s discretion:

Quarterly Blackout Period Restrictions / Open Trading Window
•Quarterly blackout periods begin seven (7) calendar days before the end of each fiscal quarter of the Company and end one (1) trading day after the public release of earnings data for such quarter (each, a “Blackout Period”). A “trading day” is a day on which U.S. national stock exchanges are open for trading.
oEach Blackout Period applies to the Company, Directors, hotel general managers, and all other Hyatt Insiders who work in locations other than on-property hotel or resort locations, and during each Blackout Period, except as otherwise permitted by this Policy, no such person shall purchase, sell, gift or otherwise transfer any securities of the Company.
•The Blackout Period shall terminate, and the “Open Trading Window” shall commence, following the expiration of one (1) full trading day after the public release of the Company’s quarterly earnings data. For purposes of illustration, if the Company publicly releases earnings data before the market opens on the New York Stock Exchange on a Thursday, then Thursday shall constitute one (1) full trading day and the Open Trading Window shall commence when the market opens on Friday.
oApplicable Hyatt Insiders may only conduct transactions in the Company’s securities during an “Open Trading Window” so long as such Hyatt Insider is not in possession of material non-public information.
oIn addition, certain Hyatt Insiders identified in Section III. C. of this Policy are required to seek pre-clearance prior to engaging in any transaction in the Company’s securities.

Event-Specific Blackout Period Restrictions
•The Company also may require that certain Hyatt Insiders suspend transacting in Company securities at any time because of circumstances that have not yet been disclosed to the public.
•The Company will endeavor to use reasonable efforts to notify all Hyatt Insiders for whom such a suspension shall apply, but when in doubt, contact the Company’s General Counsel or Corporate Governance and Securities Counsel.
•All those affected by event-specific blackout restrictions may not purchase, sell, gift or otherwise transfer Company securities while the suspension is in effect, and may not disclose to others that the Company has implemented a restriction.

C.Pre-Clearance Requirements
The following Hyatt Insiders are required to be pre-cleared by the Company’s General Counsel (or the General Counsel’s designee, or, for transactions by the General Counsel, the Chief Executive Officer) prior to engaging in any proposed transaction of Company securities at any time:

Hyatt Insiders subject to Pre-Clearance Requirements
•All Directors of the Company
•All “executive officers” of the Company, as designated by the Directors for purposes of the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) (collectively, the “Executive Officers”)
•All employees in the global Finance function or in a Finance support function, including in all regional offices
•All employees in the Legal Department, including in all regional offices
•All employees in the Investor Relations Department
•All employees with positions in Level B or above (typically with the title of Vice President, Senior Vice President, or Executive Vice President)
•All employees with the title Executive Assistant (or equivalent) supporting Executive Officers

This includes, without limitation, pre-clearance for acquisitions and dispositions of Company securities, including:
•the sale of Company securities obtained in connection with the vesting of performance vesting restricted stock (each, a “PS”);
•the sale of Company securities issued upon exercise of stock appreciation rights (each, a “SAR”) or stock options;
•the sale of Company securities received upon settlement of restricted stock units (each, an “RSU”) or performance share units (each, a “PSU”); or
•the sale of Company securities received in connection with other equity incentive awards or acquired pursuant to purchases under the Company’s Employee Stock Purchase Plan (as amended from time to time, the “ESPP”).
A transfer of Company securities that would not result in any change of beneficial ownership with respect to such securities does not require pre-clearance.
As a condition of receiving pre-clearance, the individual seeking pre-clearance must provide a certification that such individual is not aware of material, non-public information about the Company.
All trades that are pre-cleared must be effected within five business days of receipt of the pre-clearance. A pre-cleared trade (or any portion of a pre-cleared trade) that has not been effected during the five business day period must be submitted for pre-clearance determination again prior to execution.
Notwithstanding receipt of pre-clearance, if a person becomes aware of material, non-public information, or becomes subject to a Blackout Period before the pre-cleared transaction is effected, the transaction may not be completed. None of the Company, the General Counsel, the General Counsel’s designee, the Chief Executive Officer, or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a request for pre-clearance.
Failure to obtain such written authorizations prior to trading in the Company’s securities could result in disciplinary action by the Company, including dismissal for cause.
IV.    INSIDER TRADING AND MATERIAL NON-PUBLIC INFORMATION / CONSEQUENCES FOR VIOLATIONS

A.Insider Trading Generally
The table below sets forth key concepts and definitions related to insider trading and this Policy:

Securities	•“Securities” include not only stocks, bonds, notes and debentures, but also warrants, equity and other convertible securities, puts, calls or other similar instruments.
Purchase and Sale
•“Purchases” include the actual purchase of a security, and any contract to purchase or otherwise acquire a security.
•“Sales” include the actual sale of a security, and any contract to sell or otherwise dispose of a security.
•These definitions extend to a broad range of transactions including conventional cash-for-stock transactions, conversions, “sell to cover” transactions (involving the sale of securities through a broker to pay the exercise price or satisfy tax withholding obligations with respect to equity incentive awards), gifts, and acquisitions and exercises of warrants or puts, calls, pledging and margin loans, or other similar instruments.

Materiality
•The materiality of a fact depends upon the circumstances. A fact is considered “material” if (i) there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security; (ii) it would significantly alter the total mix of information available to investors; or (iii) where the fact is likely to have a significant effect on the market price of the security.
•Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity. In addition, information that something is likely to happen in the future—or even just that it may happen—could be deemed material.
•Examples of material information include, but are not limited to, facts concerning: corporate earnings, earnings forecasts, possible acquisitions, possible dispositions, significant financing developments, joint venture relationships, news of the disposition of a subsidiary, development pipeline, changes in credit ratings, credit facilities, changes in dividend policies, changes in control or in management, strategic relationship developments, developments with our owners, third-party development partners, customers and suppliers, significant management or franchise agreements, changes in the outside auditor or notification by the auditor that the issuer may no longer rely on an auditor’s report, important business developments, certain cybersecurity events, new equity or debt offerings, and major or governmental investigation litigation developments.
•Material information does not have to be related to a company’s business. For example, the contents of a forthcoming news article that is expected to affect the market price of a security can be material.
•Generally, there are no numerical thresholds that may be used to determine whether information is material. For example, there is no “rule of thumb” that a development that has less than a 5% effect on net income is immaterial per se. Materiality must be evaluated by reference to all the relevant circumstances. In this regard, potential market sensitivity to the information is a key consideration.

Non-Public
•Information is “non-public” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such media as Business Wire, Dow Jones, Thomson Reuters, The Wall Street Journal, Associated Press, or United Press International or by disclosing the information on a Current Report on Form 8-K filed with the SEC. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.
•In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information. Generally, one should allow at least one (1) trading day following publication as a reasonable waiting period before such information is deemed to be public.
•The General Counsel (or the General Counsel’s designee) shall have sole discretion to decide whether information is public for purposes of this Policy.

Tipping
•To “tip” or to engage in “tipping” means providing material, non-public information about the Company (or any other publicly traded company) to a person who is not authorized to have the information.
•Insiders may be liable for communicating or tipping material, non-public information to a third party (“tippee”). Persons other than insiders also can be liable for insider trading, including tippees who trade on material, non-public information tipped to them or individuals who trade on material, non-public information which has been misappropriated. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an insider.
•The concept of tipping includes passing on information to friends or family members, whether or not under circumstances that suggest an individual was trying to help them make a profit or avoid a loss.

B.Consequences for Violations of Insider Trading Laws or this Policy

Penalties for trading on or tipping material, non-public information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in such unlawful conduct and their employers. Enforcement remedies available to the government or private plaintiffs under the federal securities laws may include: sanctions; civil injunctions; damage awards to private plaintiffs; disgorgement of profits; civil and criminal fines; and jail sentences. In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the individual’s failure to comply results in a violation of law.

The size of the transaction or the amount of profit received does not have to be significant to result in prosecution. The SEC and the Financial Industry Regulatory Authority, Inc. (“FINRA”) have the ability to monitor even the smallest trades and the SEC and FINRA perform routine market surveillance. Brokers or dealers are required by law to inform the SEC of any possible violations by people who may have material non-public information. The SEC and FINRA aggressively investigate even small insider trading violations.

The Company reserves the right to take whatever disciplinary or other measure(s) it determines, in its sole discretion, to be appropriate in any particular situation, including disclosure of wrongdoing to governmental authorities.

V.PROHIBITED TRANSACTIONS

Hyatt Insiders should not, directly or indirectly, participate in transactions involving trading activities which by their aggressive or speculative nature may give rise to an appearance of impropriety. Accordingly, trading in Company securities is subject to the following restrictions:

Short Sales	•Short sales of the Company’s securities (i.e., sales of securities that are not then owned), including a “sale against the box” (i.e., a sale with delayed delivery), are prohibited.
Publicly-Traded Options	•Transactions in publicly-traded options, such as puts, calls and other derivative securities, on an exchange, an over-the-counter market, or in any other organized market, are prohibited.
Standing Orders
•Standing orders should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves one with no control over the timing of the transaction. A standing order transaction executed by a broker when aware of material, non-public information may result in unlawful insider trading.

Margin Accounts and Pledges
•Because a margin or foreclosure sale may occur at a time when a Hyatt Insider (or family member) is aware of material, non-public information or otherwise are not permitted to purchase or sell Company securities, Hyatt Insiders are prohibited from holding Company securities in a margin account, purchasing Company securities on margin (i.e., borrowing money to purchase the securities), or pledging Company securities as collateral for a loan. An exception to this prohibition may be granted where Hyatt Insiders wish to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities. If Hyatt Insiders wish to pledge Company securities as collateral for a loan, they must submit a request for approval to the General Counsel and the Chief Financial Officer at least two (2) weeks prior to the proposed execution of documents evidencing the proposed pledge.

Hedging Transactions
•Hedging transactions involving the Company’s securities, such as prepaid variable forward contracts, equity swaps, collars and exchange funds, or other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s equity securities, are prohibited by this Policy.

VI.     PREVENTING INSIDER TRADING

In addition to the pre-clearance procedures noted in Section III. C. above, the following procedures have been established, and will be maintained and enforced, by the Company to prevent insider trading. Every Hyatt Insider is required to follow these procedures.
Access to material, non-public information about the Company, including the Company’s business, earnings or prospects, should be limited to Hyatt Insiders on a need-to-know basis. In addition, material, non-public information should not be communicated to anyone outside the Company under any circumstances (absent (i) prior approval by the Company’s President and Chief Executive Officer, Chief Financial Officer or General Counsel (or their respective designees)), and (ii) a legal or fiduciary confidentiality obligation or the entering into of an appropriate confidentiality agreement), or to anyone within the Company other than on a need-to-know basis.
In communicating material, non-public information to colleagues of the Company, all Hyatt Insiders must take care to emphasize the need for confidential treatment of such information and adherence to the Company’s policies regarding confidential information.
Inquiries about the Company from third parties, such as industry analysts or members of the media, should be directed to the Chief Financial Officer and the Company’s Investor Relations team, without providing any comment to such third parties.
All Hyatt Insiders should take all steps and precautions necessary to restrict access to, and secure, material, non-public information by, among other things:
•Maintaining the confidentiality of Company-related transactions;
•Conducting their business and social activities so as not to risk inadvertent disclosure of confidential information. Review of confidential documents in public places should be conducted so as to prevent access by unauthorized persons;
•Restricting access to documents and files (including computer files) containing material, non-public information to individuals on a need-to-know basis (including maintaining control over the distribution of documents and drafts of documents);
•Promptly removing and cleaning up all confidential documents and other materials from conference rooms following the conclusion of any meetings;
•Securely disposing of all confidential documents and other papers, after there is no longer any business or other legally required need;
•Restricting access to areas likely to contain confidential documents or material, non-public information; and
•Avoiding the discussion of material, non-public information in places where the information could be overheard by others such as in elevators, restrooms, hallways, restaurants, airplanes or taxicabs or other transportation services.
VII.RULE 10B5-1 TRADING PLANS
Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person (or the Company) subject to this Policy must enter into a Rule 10b5-1 plan for transactions in the Company’s securities that meets certain conditions specified in the rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, securities of the Company may be purchased or sold without regard to certain insider trading restrictions. To comply, a Rule 10b5-1 Plan must be approved by the Company’s General Counsel (or the General Counsel’s designee) and meet the requirements of Rule 10b5-1 and the Company’s guidelines for such plans. In general, a Rule 10b5-1 Plan must be entered into during an Open Trading Window and at a time when the person entering into the plan is not in possession of material non-public information. Once the Rule 10b5-1 Plan is adopted, the person must not exercise any influence over the amount of securities to be purchased or sold, the price at which they are to be purchased or sold, or the date of the purchase or sale.

Any Rule 10b5-1 Plan must be submitted to the Company’s General Counsel for approval prior to the entry into the plan, with reasonably sufficient time for review and approval. Once a Rule 10b5-1 Plan is executed, no further pre-approval of transactions conducted pursuant to such Rule 10b5-1 Plan will be required. A Hyatt Insider’s ability to modify or terminate a Rule 10b5-1 Plan is limited. Any proposed termination of a Rule 10b5-1 Plan or proposed modifications to a Rule 10b5-1 Plan by a Hyatt Insider must be approved in advance by the Company’s General Counsel (or the General Counsel's designee). The General Counsel may impose conditions on the implementation and operation of Rule 10b5-1 Plans, in addition to the requirements of Rule 10b5-1, as the General Counsel deems necessary or advisable. The Company also reserves the right from time to time to suspend, discontinue, or otherwise prohibit transactions under a Rule 10b5-1 Plan if the General Counsel or the Board of Directors, in its discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company.
Compliance of a Rule 10b5-1 Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Rule 10b5-1 Plan are the sole responsibility of the person initiating the Rule 10b5-1 Plan, and none of the Company, General Counsel, the General Counsel’s designee, or the Company’s other employees assumes any liability for any delay in reviewing and/or refusing to approve a Rule 10b5-1 Plan submitted for approval, nor the legality or consequences relating to a person entering into, informing the Company of, or trading under, a Rule 10b5-1 Plan.
VIII.LIMITED EXCEPTIONS TO THIS POLICY
This Policy does not apply in the case of the following transactions, except as specifically noted:
•the grant of PSs, SARs, RSUs, PSUs or other equity-incentive awards by the Company to any Hyatt Insider or consultant pursuant to a shareholder-approved equity compensation plan or as otherwise permitted under New York Stock Exchange listing standards as an inducement grant;
•the exercise of SARs and the payment of taxes in connection with the exercise of SARs with a cash payment or by means of the Company withholding shares otherwise deliverable in connection with the exercise of the SARs, and that does not otherwise involve the sale of Company securities (any sale of the stock received upon exercise of the SAR, including a sale of shares through a broker to satisfy tax withholding obligations, does involve the sale of Company securities, and therefore would be subject to this Policy);
•the exercise of stock options and the payment of taxes in connection with the exercise of stock options, in each case, with a cash payment or by means of the Company withholding shares otherwise deliverable in connection with the exercise of the stock options, and that does not otherwise involve the sale of Company securities (the cashless exercise of a Company stock option through a broker, or the satisfaction of tax withholding obligations with respect to a Company stock option by selling Company securities otherwise deliverable upon the exercise of the Company stock option through a broker, does involve the sale of Company securities, and therefore would be subject to this Policy);
•vesting of PSs, or the delivery of shares upon settlement of RSUs or PSUs, and payment of taxes in connection with such vesting or settlement (as applicable) with a cash payment or by means of the Company withholding PSs or shares otherwise deliverable in connection with the settlement of the RSUs or PSUs, and that does not otherwise involve the sale of Company securities (any sale of the stock received upon vesting or settlement of the PSs, RSUs or PSUs, including a sale of shares through a broker to satisfy tax withholding obligations, does involve the sale of Company securities, and therefore would be subject to this Policy);
•purchases made under the ESPP, or transactions pursuant to a Rule 10b5-1 Plan adopted in accordance with this Policy;
•transfers of Company securities that would not result in any change of beneficial ownership with respect to such securities;
•gift transactions for family or estate planning purposes where securities are gifted to a person or entity who is already subject to this Policy, except that gift transactions involving Company securities relying on this exception are subject to the pre-clearance requirements set forth in Section III. C.; and
•purchases of the Company’s securities from the Company, or sales of the Company’s securities to the Company.

IX.    INDIVIDUAL RESPONSIBILITY / NO EXCEPTION FOR HARDSHIP
Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information related to the Company and to not engage in transactions in the Company’s securities while in possession of material non-public information. Every Hyatt Insider has individual responsibility for ensuring compliance with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material non-public information rests with that individual, and any action on the part of the Company, or the Company’s personnel, does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.
Appropriate judgment should be exercised in connection with any transaction with respect to the Company’s securities, even if technically permitted by this Policy. A Hyatt Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of material non-public information and even though such Hyatt Insider believes they may suffer an economic loss or forego anticipated profit by waiting. The existence of a personal financial emergency does not excuse non-compliance with this Policy.
X.    COMPANY ASSISTANCE
For questions with respect to the applicability or effect of this Policy, please contact the Company’s General Counsel or Corporate Governance and Securities Counsel.
XII.    INTERPRETATION, AMENDMENT, AND IMPLEMENTATION
    The General Counsel (or the General Counsel’s designee) shall have the authority to interpret and update this Policy and all related policies and procedures. In particular, such interpretations of, or updates to, this Policy, as authorized by the General Counsel (or the General Counsel’s designee), may include amendments to, or departures from, the terms of this Policy, to the extent consistent with the general purpose of this Policy and applicable securities laws.
    Actions taken by the Company, the General Counsel or any other Company personnel do not constitute legal advice, nor do they insulate persons subject to this Policy from the consequences of non-compliance with this Policy or securities laws.

XIII.    CERTIFICATION OF COMPLIANCE
    All persons subject to this Policy may be asked periodically to certify their compliance with the terms and provisions of this Policy.

Amended and Approved by the Board of Directors as of December 11, 2025.